As Filed with the Securities and Exchange Commission on April 30, 1998
                                                      Registration No. 333-45831

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                --------------

                               POWER SPECTRA, INC.
                       (Name of registrant in its charter)

                                 --------------

         California                                     94-2687782
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               Power Spectra, Inc.
                                919 Hermosa Court
                               Sunnyvale, CA 94086
                                 (408) 737-7977
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 --------------

                                 Gordon H. Smith
                               Power Spectra, Inc.
                                919 Hermosa Court
                               Sunnyvale, CA 94086
                                 (408) 737-7977
            (Name, address, including zip code, and telephone number,
              including area code, of agent for service of process)

                                 --------------

                                   Copies to:
                              Grover T. Wickersham
                                 Debra K. Weiner
                           Grover T. Wickersham, P.C.
                         430 Cambridge Avenue, Suite 100
                               Palo Alto, CA 94306

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.


         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [   ]

         If delivery of the  prospectus  is expected to be made pursuant to Rule
434, please check the following box. [   ]

================================================================================


                                          CALCULATION OF REGISTRATION FEE
===================================================================================================================


                                                           Proposed              Proposed
                                                            maximum               maximum
  Title of each class of             Amount to           offering price          aggregate         Registration
securities to be registered        be registered          per unit(1)(2)      offering price(2)         fee
---------------------------- ------------------------- --------------------- -------------------- ------------------

Common Stock (3)                  16,525,998(4)              $0.5625             $ 9,295,874          $ 2,743(5)
============================ ========================= ===================== ==================== ==================

(1) These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(2) Proposed maximum offering price is based on the closing bid price of the Common Stock on the NASD OTC Electronic Bulletin Board on February 4, 1998, as determined in connection with the original filing of the Registration Statement.

(3)  Registered for resale by certain Selling Shareholders.

(4) Pursuant to Rule 416, there are also being registered an indeterminate number of additional shares of Common Stock issuable pursuant to the anti-dilution provisions of the warrants owned by certain of the Selling Shareholders.

(5)  Previously paid.
===================================================================================================================


         The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to completion dated April 30, 1998

                                16,525,998 Shares
                               POWER SPECTRA, INC.
                                  Common Stock

         All of the 16,525,998 shares (the "Shares") of common stock, no par value (the "Common Stock") of Power Spectra, Inc. (the "Company") offered hereby are offered for resale by the holders thereof (the "Selling Shareholders"), or by their pledgees, donees, transferees or other successors in interest
(sometimes referred to as the "Sellers"). Of the Shares offered for resale by the Selling Shareholders (i) 12,988,363 Shares were acquired by certain Selling Shareholders in various private placements conducted during 1996 and 1997 (the "Private Placements"), (ii) 2,709,186 Shares are issuable upon exercise of warrants that were issued to investors in a Private Placement conducted during 1995 and 1996 (the "Investors' Warrants"); and (iii) 828,449 Shares are issuable upon exercise of warrants that were issued to the agents or their transferees who assisted in various private placements (the "Agents' Warrants"). The Shares being offered hereby, in the aggregate, represent approximately 53% of the Company's capitalization on a diluted basis. Of this amount, approximately 148,000 Shares (less than one percent of the Shares being offered) are offered by directors and officers of the Company.

         The Shares may be offered by the Sellers from time to time in brokerage transactions (which may include block transactions), in the over-the-counter market or negotiated transactions at prices and terms prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. Such shares may be sold directly to purchasers, through broker-dealers acting as agents for the Sellers or to broker-dealers who may purchase the Sellers' Shares as principals and thereafter sell the Shares from time to time in the over-the-counter market, in negotiated transactions or otherwise, or by a combination of these methods. Broker-dealers who effect these transactions may receive compensation in the form of discounts or commissions from the Sellers or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom them may sell as a principal, or both. The Shares may also be sold pursuant to Rule 144 under the Securities Act rather than pursuant to this Prospectus, assuming all of the conditions of that Rule are met.


         The Company will not receive any part of the proceeds from the resale of the Shares by the Sellers. The Company will, however, receive the net proceeds from the exercise of the Investors' Warrants and the Agents' Warrants, when and to the extent they are exercised. The Company will bear the costs relating to the registration of the Shares, estimated to be approximately $42,000. The Sellers and broker-dealers, if any, acting in connection with such sales, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities might be deemed to be underwriting discounts and commissions under the Securities Act.

         The Company's Common Stock is currently traded on the NASD OTC Electronic Bulletin Board under the symbol "PWSP." The closing bid price of the Company's Common Stock on the OTC Electronic Bulletin Board on April 28, 1998 was $0.65625.

         The securities offered hereby are speculative, involve a high degree of risk and should not be purchased by any investors who cannot afford the loss of their entire investment or by persons who require current income. See "Risk Factors" on Page 9.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is      , 1998.

                             ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

         The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Act with respect to the securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                      INFORMATION INCORPORATED BY REFERENCE


         The following documents heretofore filed by the Company with the Commission are by this reference incorporated in and made a part of this
Prospectus:


               (i) The Annual Report on Form 10-K for the year ended December 31, 1997 (the 1997 Form 10-K"), filed pursuant to Section 13 of the Exchange Act (including documents incorporated therein by reference);

               (ii)   The following specific portions of the 1997 Form 10-K:


                         (a)       Description of the business of the Company;

                         (b)       Financial   statements   and  related   notes
                                   thereto;

                         (c) Information relating to industry segments, classes of similar products or services, foreign and domestic operations and export sales (not applicable);

                         (d) Market price and dividends on the Company's Common Stock and related stockholder matters;

                         (e)       Selected financial data;

                         (f)       Supplementary   financial   information  (not
                                   applicable);

                         (g)       Management's   Discussion   and  Analysis  of
                                   Financial    Condition    and    Results   of
                                   Operations; and

                         (h)       Information  concerning   disagreements  with
                                   accountants   on  accounting   and  financial
                                   disclosure (not applicable).

         Only those portions of the 1997 Form 10-K specifically referred to above are deemed to be part of the registration statement of which this Prospectus is a part.


         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Request should be addressed to: Power Spectra, Inc., 919 Hermosa Court, Sunnyvale, California 94086, Attention: Chief Financial Officer, telephone (408) 737-7977.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement is modified or superseded by a statement contained in any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts herein set forth since the date hereof.


                                  ANNUAL REPORT

         This Prospectus is accompanied by a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Commission.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus and the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein, includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including, but not limited to, such matters as future product development, business development, marketing arrangements, future revenue from contracts, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference.

                                   The Company

         Power Spectra, Inc. (the "Company") develops, designs and markets ground penetrating radar ("GPR") systems and laser-based measurement and motion sensor products. The Company's systems and products incorporate its patented and proprietary core technology, specialized Gallium Arsenide ("GaAs") semiconductor switches. Until 1996, the Company primarily focused its core GaAs technology on military applications. With the end of the Cold War and the accompanying cutbacks in defense spending, the Company experienced a severe reduction in revenues from its historical business and therefore, since mid-1996, the Company has been transitioning the application of its core technology from military to commercial applications, where the Company believes there are better opportunities. The Company currently has three business lines, all based on its core technology: (i) ground penetrating radar ("GPR"); (ii) industrial sensors; and (iii) military and government contracts. Ground penetrating radar is expected to command the bulk of the Company's attention for the foreseeable future and is expected to exploit the technical advantages of the BASS(TM) and PSIristor(TM), discussed below. Although the military/government line of business has historically generated the majority of the Company's revenues, the Company plans to pursue this business line in the future only to a limited extent, and only if specific opportunities arise that management believes would be a beneficial use of the Company's limited financial and other resources.

         The Company's Bulk Avalanche Semiconductor Switch ("BASS(TM)") and PSIristor(TM), which were developed during the Company's focus on military applications, have enabled the development of the Company's mobile and airborne (i.e., "stand-off") GPR systems for three-dimensional imaging of underground objects. The Company is identifying and selectively pursuing several new business opportunities that take advantage of its systems' ability to emit intense, directed radar pulses capable of penetrating the earth's surface. These possible opportunities include application of the Company's GPR systems in the mining and petroleum exploration and exploitation industry, the utilities industry, the oil and gas transmission industry and the construction industry. As described below, the Company is initially focusing its efforts on the mining and petroleum exploration industry through its development agreement with LandRay Technology, Inc. and the utilities industry through its development of a vehicle-mounted GPR system for the location and identification of underground utilities and pipelines.

         In field testing, the Company's radar technology has scanned below the surface of the earth and rendered precise three-dimensional images of small subterranean minerals and metal or plastic bodies. The Company believes, based on preliminary tests, that the technology underlying its GPR systems has significant potential for use in mineral and fossil fuel recovery, underground surveying and detection of residual warfare explosives. However, until used in full-scale commercial operations, there can be no assurance that the technology and products will prove commercially viable.

         The Company is currently developing specialized GPR systems for (i) mineral and fossil fuel exploration and recovery; (ii) underground pipeline and infrastructure mapping; and (iii) land mine and unexploded ordnance detection. The Company has also developed an easy-to-use laser-based measurement and motion sensor system that employs its core technology. Other than the LandRay development agreements discussed below, the Company has not yet entered into any contractual arrangements with respect to the commercial applications of its technology.

         In order to exploit the new business opportunities, the Company has engaged in the following activities:

         In December 1996, the Company entered into a Development, Sale and License Agreement with LandRay Technology, Inc. ("LandRay"), a privately-held company in which the Company is a principal shareholder and strategic partner. The Company initially owned a 50% interest in LandRay in consideration for granting an exclusive, non-royalty-bearing license permitting LandRay to use the Company's GPR technology for mineral and oil exploration purposes. The Company's interest in LandRay has been reduced to approximately 31% as of March 31, 1998, as LandRay has continued its capital raising activities to fund its development obligations to the Company. The Company has no required funding obligations to LandRay. The LandRay development agreements accounted for a substantial portion of the Company's revenues in 1996 and 1997, and the relationship with LandRay is expected to continue to be an important source of revenues for the foreseeable future.

         Under the development agreements, the Company is developing its ultra-wideband ("UWB") GPR system for remote sensing, detection, location and imaging of subterranean metal deposits and geophysical profiles to aid in the exploration and extraction of minerals and fossil fuels. Prior to the current development agreement, the Company and LandRay had entered into and completed a $550,000 proof of concept agreement in which the Company demonstrated the feasibility of the proprietary impulse generator technology it developed to aid in the detection and location of gold in quartz at depths of 10 feet.

         The followon development agreement contemplates the development of three systems: (i) "Seeker," which is a compact, hand-held device for use in underground mines for metal detection through 10 or more feet of rock; (ii) a "Borehole-to-Borehole" (and tunnel-to-tunnel) system, which is intended to be GPR for use in mining and fossil fuel exploration; and (iii) "Imager," which is contemplated to be an imaging system for precise location and three-dimensional imaging of metal deposits. The three development products are independent. If and when products are developed, LandRay is obligated to use the Company as its manufacturer. The current contractual obligation, for development of the "Seeker," will earn the Company a total of $1.2 million, if the Company meets all of the milestones. The only remaining milestone is the delivery of two Seekers, which the Company expects to accomplish by the end of April 1998.

         While LandRay has been minimally funded and paid the Company under the development agreement to continue the development of the "Seeker" imaging system, there is no assurance that LandRay will be able to raise the funds necessary to fund the Company's completed development of the Seeker, or the other systems currently under development, nor is there assurance that the Company will be able to develop the systems, even if fully funded.

         The Company has internally funded and developed a vehicle-mounted radar ("VMR") system for locating and mapping buried utilities and other objects such as unexploded ordnance, land mines and hazardous waste containers. Key aspects of the Company's approach include the use of an array of sensing elements and, in contrast to most GPR systems, the array will stand off well above the ground. The Company's approach combines its proprietary GaAs technology with affordable supercomputer power to realize performance benchmarks the Company believes are well beyond the capabilities of existing GPRs. To date, the Company has not manufactured any VMR systems for commercial sale. Because this technology and application are only now being developed, there is no assurance that the Company will be able to successfully commercial its VMR system, that it will gain market acceptance or that it will prove to be a profitable line of business for the Company.

         In 1996, the Company and EAC Helicopters, Inc. jointly formed the concept for a new company that would develop and operate a helicopter-mounted GPR system for the detection and localization of buried objects, such as pipelines. Because the Company and EAC believe a ground-based system such as VMR is a natural step toward the evolution of an airborne system, the decision was made to develop and market the VMR system before embarking on the development of a helicopter-mounted system. Therefore, in October 1997, the parties agreed to suspend further planning activity on this new entity pending development of the Company's VMR system.

         In addition, the Company is marketing its laser-based measurement and motion-sensor systems to commercial concerns, state highway authorities and industrial manufacturing and research programs. The Company has developed and is just beginning commercial sales of its Electro-Optic Rangefinder, the E-OR 230(TM), the first in a potential product family of industrial measuring sensors. The Company's E-OR 230(TM) electro-optical rangefinder, is an infrared laser-based sensing device that measures distance and speed. The E-OR 230(TM) incorporates the Company's Pulsed Optical Source ("POS"(TM)), a PSIristor-switched pulsed laser.


         The Company was incorporated in the State of California in 1979. Its principal executive offices are located at 919 Hermosa Court, Sunnyvale, California 94086, and its telephone number is (408) 737-7977.


                                  The Offering

Common Stock Offered by the Selling Shareholders ......................    16,525,998 Shares
Common Stock Outstanding...............................................    24,216,108 shares as of April 24, 1998 (1)
Risk Factors ..........................................................    An investment  herein  involves a high degree of
                                                                           risk and should not be  considered  by investors
                                                                           who   cannot   afford  to  lose   their   entire
                                                                           investment. See "Risk Factors."
Use of Proceeds .......................................................    The Company  will  receive no proceeds  from the
                                                                           sale  of  the  Shares   offered  hereby  by  the
                                                                           Selling Shareholders
NASD OTC Electronic Bulletin Board
  Trading Symbol ......................................................    PWSP

-----------------

(1) Includes 128,000 shares of Common Stock issuable as of dates prior to April 24, 1998 to the investors in the Company's $1.2 million private placement, which the Company must issue monthly until effectiveness as a penalty for failure to obtain effective registration of the private placement shares by March 13, 1998. Does not include (i) up to 1,693,186 shares issuable upon exercise of outstanding options granted pursuant to the Company's stock option plans; (ii) up to 3,537,635 shares issuable upon exercise of outstanding warrants, the underlying shares of which are being registered hereby; or (iii) up to 2,077,245 shares issuable upon conversion of outstanding convertible Series A and B Preferred Stock. Assuming conversion of all outstanding Series A and Series B Preferred Stock, all of which shares are currently convertible and available for sale pursuant to Rule 144, and exercise of all outstanding warrants being registered, the Company would have 31,524,174 shares of Common Stock outstanding. Also does not include an additional 64,000 shares of Common Stock which the Company may be required to issue pursuant to the penalty described above, as of May 13, 1998 and monthly thereafter until effectiveness of the Registration Statement of which this Prospectus is a part.


                          Summary Financial Information

         The following table reflects selected financial data for the five fiscal years ended December 31, 1997. The selected financial data as of and for each of the years in the five-year period ended December 31, 1997 are derived from the audited financial statements of the Company. The financial statements as of December 31, 1995, 1996 and 1997, and for the years then ended, have been audited by Grant Thornton LLP, Independent Accountants, and are incorporated by reference into this Prospectus. The 1993, 1994 and 1995 balance sheet data and the 1993 and 1994 statement of operations data presented below are derived from the Company's audited financial statements for those periods, but which are not included in this Prospectus or incorporated by reference herein. The data set forth below should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from the Company's annual report on Form 10-K incorporated herein by reference.

Statements of  Operations Data:
                                                            Year Ended December 31,
                                    ---------------------------------------------------------------------------
                                        1993           1994            1995            1996            1997
                                    ------------   ------------    ------------    ------------    ------------
Total revenues ..................   $  6,052,692   $  3,060,098    $  1,429,625    $  1,000,114    $    942,128
                                    ------------   ------------    ------------    ------------    ------------
Net income (loss)
   applicable to common shares ..        146,293     (1,216,907)     (2,751,425)     (3,983,752)     (2,840,003)
Net income (loss)
per common share
(basic and diluted)(1) ..........   $       0.01   $      (0.12)   $      (0.25)   $      (0.26)   $      (0.14)
Weighted average
   shares outstanding(1) ........      9,890,553     10,014,163      11,181,541      15,622,268      19,793,980



Balance Sheet Data:
                                                 December 31,
                       -------------------------------------------------------------------
                          1993           1994         1995          1996          1997
                       -----------   -----------   -----------   -----------   -----------
Current assets .....   $ 1,908,681   $   661,045   $ 2.929,050   $ 1,205,439   $   965,862
Current liabilities        524,393       585,769       962,314       992,441     1,314,873
Working capital
   (deficit) .......     1,384,288        75,276     1,966,736       212,998      (349,011)
Total assets .......     2,362,679     1,289,955     3,442,208     1,672,827     1,330,805
Stockholders' equity     1,838,286       704,186     2,479,894       680,386        15,982

-----------
(1) Based upon the weighted average number of Common shares outstanding during the period, excluding shares issuable upon exercise of outstanding options and warrants or conversion of the Series A and Series B Preferred Stock. The effect of inclusion of such shares would be anti-dilutive.

         No cash dividends on Common Stock have been paid by the Company since its inception. The Company has no plans for payment of cash dividends on Common Stock in the foreseeable future, and intends to retain its earnings, if any, for the development of its business. The Company is required to pay cash dividends on its Series A Preferred Stock issued in 1994, and on its Series B Preferred Stock issued in 1995. Dividends payable on the Series A and Series B Preferred Stock for the 1997 fiscal year totalled $192,604.

                                  RISK FACTORS

         An investment in the Company involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following Risk Factors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Purchase of the securities offered hereby should not be considered by persons unable to afford the loss of their entire investment. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus and information incorporated by reference in this Prospectus. See "Disclosure Regarding Forward-Looking Statements."


         History of Losses; Accumulated Deficit. Since its inception, the Company has generally operated at a loss since government contract revenues, which represent most of the historical revenues of the Company, and other sources of income were insufficient to cover general and administrative, research and development and other costs incurred by the Company. The Company recorded net losses of ($2,647,399), ($3,788,299) and ($2,562,230) for the years ended December 31, 1997, December 31, 1996 and December 31, 1995, respectively. At December 31, 1997, the Company had an accumulated deficit of $17,902,959 and a working capital deficit of $349,011. The Company expects that it will continue to incur losses for the foreseeable future. Currently, the Company's primary revenue source is the development contract with LandRay. (See "--Dependence on LandRay Contract.") The amount of revenues, as well as losses, will be directly impacted by the ability of LandRay to fulfill its contractual obligations and/or the Company's ability to generate additional sources of revenues, of which there is no assurance. There is also no assurance that the Company will achieve profitable operations in the foreseeable future, if at all.

         Ability to Continue as a Going Concern. The Company's independent accountants, in their report regarding the Company's financial statements for the year ended December 31, 1997, have included an explanatory paragraph noting that the Company's recurring substantial losses from operations raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is contingent upon its ability to secure additional financing, as to which the Company currently has no specific plans. There is no assurance that the Company will be able to secure adequate financing or to carry out its current business plan.

         Dependence on LandRay Contract. The Company and LandRay, a privately-held corporation of which the Company owns, as of March 31, 1997, approximately 31% of the outstanding stock, entered into a development contract and license agreement in December 1996 (as subsequently amended) relating to the development of GPR products for application to the mineral and oil exploration industry. The Company's relationship with LandRay was an extremely significant source of revenues during 1996 and 1997 and is expected to remain significant for the foreseeable future. The Company recognizes revenue from it contract with LandRay based upon attainment of milestones delineated in the contract. LandRay currently has no revenue-generating operations, and funds required to meet its obligations under the development agreements have come entirely from various equity financings. Should the relationship with LandRay terminate for any reason, or if LandRay becomes unable to make the payments due to the Company, it would be necessary to find alternative sources of revenue, and there is no assurance that the Company would be successful in accomplishing this result. If this were to occur and the Company is not successful in replacing the revenue and cash generated by the LandRay contracts, the Company will continue to experience significant operating losses and significant negative cash flow. Although the Company has substantially reduced the size of its operations over the last two years, there can be no assurance that the Company's revenues and proceeds from the equity financings will be sufficient to allow the Company to support its operating expenses.

         Need to Successfully Develop New Business Operations. The Company believes it must continue to seek and obtain other sources of revenue to continue operations. From its inception through 1996, nearly all of the Company's revenues came from defense-related research and development contracts related to the BASS development and applications. Due to severe cutbacks in military spending following the end of the Cold War, the Company's management determined that the Company needed to find new sources of revenues in order to remain in operation and grow revenues. As a result, in mid-1996, the Company refocused its efforts toward commercial application of its core technology. To date, the Company has received $550,000 and $750,000 in revenues in 1996 and 1997, respectively, from its development contracts with LandRay (see "--Dependence on LandRay Contract"), but has not yet fully commercialized any products for sale. Failure to complete the development of its commercial products or the inability to develop market acceptance of such products will have a material adverse impact on the Company and its operations and could result in the Company ceasing operations.

         Need for Additional Capital. In order to meet its objectives, the Company will require substantial additional capital. While the Company anticipates attempting to raise such capital through equity financings, there can be no assurance any such efforts will be successful, that such capital will be available on acceptable terms, if at all. In addition, any such equity financing would be dilutive in ownership to existing investors and could involve the creation of rights senior to existing investors, including rights upon liquidation or sale of the Company. The failure of the Company to complete additional financings in the future will have a material adverse effect on the Company's business, financial condition and results of operations.

         Expiration of Air Force Contract. The Company's contract with the United States Air Force expired in June 1996, and such contract was a significant source of revenues from 1990 through its termination. With the termination of the Air Force Contract, the Company has found it necessary to shift its focus to industrial products to find alternative sources of revenue, and there is no assurance that the Company will be successful in accomplishing this result. The only significant replacement revenue the Company has generated has been the LandRay proof of concept and product development contracts, which accounted for $550,000 in revenues in 1996 and $750,000 in revenues in 1997. If the Company is not successful in completely replacing the revenue and cash generated by the Air Force contract, the Company will continue to experience significant operating losses and significant negative cash flow. Although the Company has substantially reduced the size of its operations since expiration of the Air Force Contract, there can be no assurance that the Company's revenues and proceeds from equity financings, if any, will be sufficient to allow the Company to support its operating expenses. In addition, the Air Force contract expired in June 1996, but the Company is subject to audit by the Defense Contract Audit Agency for overhead rates applied to the contract for 1994, 1995 and 1996. As such, the Company may be subject to adjustments up or down on contract revenues. While such audits are commonplace, the timetable for the audit is currently unknown and there is no assurance that such audit will not result in a significant payment obligation to the federal government.

         Product Development and Enhancements. The development of GPR systems and other remote sensing products, as well as high power switching components and products is a complex engineering effort involving significant risk. While the Company believes it has completed development of its core technology, significant additional development efforts must be made in order to achieve commercial acceptance of its products.

The Company believes such efforts will require substantial additional capital of approximately $3.5 million, in addition to the LandRay development contract. The source and timing of this additional funding is unknown. There is no assurance that the Company will succeed in raising the needed capital or in the product development efforts, even if the necessary funding is raised.


         Complex Manufacturing Process. The manufacture of semiconductor-based power switching devices is highly complex and sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. The Company has periodically experienced yield problems, and there can be no assurance that these problems will not reoccur. Should the Company experience protracted production delays attributable to manufacturing complexity, its ability to deliver products would be materially affected.


         Dependence on Facilities. The Company currently occupies its Sunnyvale, California corporate and manufacturing facilities pursuant to a month-to-month arrangement with the landlord through January 31, 2000. Although the landlord has the right to reclaim a portion of the facilities on 60 days' notice and the right to reclaim the entire facility upon 90 days' notice, the Company believes that it will be able to occupy its facilities through January 31, 2000. However, the Company does not expect to be able to remain in its current facilities in the long-term. Appropriate manufacturing and executive office space in Silicon Valley is extremely limited and there is no assurance that the Company will be able to secure adequate facilities on terms that are acceptable to the Company, if at all. This circumstance could cause delays in the manufacture and delivery of the Company's products and could have a material adverse impact on the Company's results of operations.

         Dependence on Government Contracts. Historically, a material portion of the Company's business resulted from contracts with or for government agencies. The Company expects that dependence on such contracts will decline in the foreseeable future. Government contracts generally provide for the termination or adjustment of material terms of such contracts at the election of the government, and the government may pursue contractual, administrative, civil and criminal remedies for improper or illegal activities associated with obtaining and performing government contracts. Administrative remedies include suspension, debarment or ineligibility of all or part of a company from receiving government contracts and government-approved subcontracts. Any such action by the government could have a material adverse impact upon the Company's business. Moreover, general political and economic conditions, which cannot be accurately predicted, directly and indirectly affect the quantity and allocation of expenditures by governmental agencies. Therefore, cutbacks in the federal budget could have a material adverse impact on the Company's results of operations so long as the Company remains dependent on government contracts.


         Limitations on Protection of Intellectual Property. The Company believes its ability to compete effectively with other companies may be materially dependent upon the proprietary nature of its technologies. The Company holds a number of domestic patents covering various aspects of its BASS(TM) technology but has no patents pending on its PSIristorTM technology as it was transferred from Russia, and the Company holds an exclusive worldwide license for its manufacture and use outside the former Soviet Union. The Company has applied for multiple patents on its GPR Seeker and Electro-optical range finder. To date, one patent each has been granted on these devices and several more are pending. There is no assurance that any additional patents will be granted to the Company or that the Company's patents will provide meaningful protection from competition. Moreover, there can be no assurance that any patents will be upheld by a court should the Company seek to enforce its rights against an infringer or that the Company will have sufficient resources to prosecute its patent and other intellectual property rights. Furthermore, issuance of a valid patent does not prevent other companies from independently developing technology similar to the Company's, and there can be no assurance that any particular aspect of the Company's technology will not be found to infringe the claims of other existing patents. In addition to patent protection, the Company relies to a significant extent on proprietary know-how and trade secrets particularly with respect to its PSIristor, which it considers a highly proprietary invention.


         Limited Sales and Marketing Capability; Future Reliance upon Distributors. The Company currently has no marketing staff or sales force. The Company will be required to establish such marketing and sales staff in order to execute its plans for increasing commercial sales. In addition, in order to materially increase revenues and achieve sustained profitability (of which there is no assurance) as the Company continues to commercialize its products, it expects that it will be required to depend to a far greater degree upon distributors. While any particular distributor may have an extensive distribution network, distributors typically represent other third-party suppliers, including competitors of the Company, to whom it may devote greater time, effort and attention. There can be no assurance that the Company will successfully establish the requisite distribution relationships or that those relationships will result in increased revenues.

         Competition. The markets for the Company's products are competitive and characterized by rapid technological change and changes in market demand. The Company's competitive position is affected by these factors and by industry competition for effective sales and distribution channels. The Company's potential and existing competitors include major ultrasonic proximity sensor vendors, a small number of which dominate the market. Most of the Company's competitors have substantially greater financial, technical, marketing and other resources than does the Company. Principal competitive factors include price, performance, features and benefits. The Company expects that its markets will become more competitive in the future, and there is no assurance that the Company will be able to successfully compete in its selected markets.


         Volatility of Stock Price. The market price of the Common Stock is highly volatile as the stock is thinly traded. Other factors such as variations in the Company's operating results and announcements of technological innovations or price reductions by the Company, its competitors or providers of alternative products and processes may cause the market price of the Common Stock to fluctuate. In addition, the securities markets have recently experienced substantial price and volume fluctuations that have particularly affected technology-based companies, and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. The price of the Company's Common Stock is particularly susceptible to extreme fluctuation because of thin trading volume in the Common Stock and lack of widely available pricing information.

         Shares Eligible for Future Sale. Sales of the Company's Common Stock in the public market could adversely affect the market price of the Company's Common Stock. The Company is registering a total of 16,525,998 shares of Common Stock on the registration statement of which this Prospectus is a part, of which 12,988,363 shares are currently outstanding and the remaining shares are issuable upon exercise of outstanding warrants. Registration of such shares would result in such shares becoming freely tradable without restriction (except for shares purchased by affiliates) immediately upon the effectiveness of such registration statement. In addition, holders of the approximately 5,418,372 shares of Common Stock purchased in private placements in September 1995 and March 1996 can sell their shares in the public market pursuant to Rule 144(k), other than shares owned by affiliates, who must sell under Rule 144; and holders of an aggregate of 2,109,255 shares of Common Stock issued or issuable upon conversion of outstanding Series A and Series B Preferred Stock, purchased in 1993 and 1995, respectively, may sell such shares under Rule 144(k), other than shares owned by affiliates, who must sell under Rule 144. The availability of such shares for sale could adversely affect the market price of the Common Stock.


         No Assurance of Nasdaq Trading. The Company's Common Stock is currently traded in dealer transactions on the NASD OTC Bulletin Board(R), an over-the-counter market in which liquidity is typically limited and price volatility can be great. The OTC Bulletin Board is generally considered to be a less efficient market because, among other reasons, it does not automatically provide real time quotation. The Company's Common Stock is currently not eligible for quotation on The Nasdaq SmallCap MarketSM, and there is no assurance that the Company will meet the eligibility requirements for quotation on Nasdaq in the foreseeable future. Moreover, on August 22, 1997, the Securities and Exchange Commission adopted final regulations effecting the changes proposed by The Nasdaq Stock Market, which changes have made the listing and maintenance requirements more stringent for entry and maintenance of securities to be quoted on the Nasdaq SmallCap Market. Until the Common Stock is approved for Nasdaq trading, if ever, holders of the Common Stock will be required to sell their securities through the facilities of the OTC Bulletin Board. As a result, the purchasers of the Shares may find it difficult to dispose of their Shares when they desire to do so.


         Applicability of Penny Stock Regulations. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as "penny stock." The Commission has adopted regulations that generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity securities listed on Nasdaq and any equity securities issued by an issuer that has (i) net tangible assets of at least $2.0 million, if such issuer has been in continuous operation for more than three years, (ii) net tangible assets of at least $5.0 million, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6.0 million, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The Company's Common Stock current trades at less than $5.00 per share and none of the available exceptions apply to the Company. Therefore, the above disclosure obligation is required. This additional requirement for brokers may inhibit some firms from transacting business in penny stocks.

         In addition, because the Company's Common Stock is not quoted on Nasdaq and the Company does not have $2.0 million in net tangible assets, trading in the Company's securities is covered by Rules 15g-1 through 15g-6 promulgated under the Exchange Act for non-Nasdaq and non-exchange-listed companies. Under such rules, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special suitability determination and obtain the purchaser's written consent prior to sale. Securities are exempt from these rules if the market price of the Common Stock is at least $5.00 per share, which it current is not. The applicability of these rules may affect the ability or willingness of broker-dealers to sell the Company's securities and therefore could affect the ability of purchasers of the securities offered hereby to resell their securities.


                                 USE OF PROCEEDS

         The Shares being offered hereby are being offered for resale by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest, and the Company will receive no proceeds from the resale of the shares of Common Stock being offered hereby.

         To the extent Selling Shareholders exercise the Investors' Warrants or the Agents' Warrants, of which there is no assurance, the Company will receive the exercise price applicable thereto. Such proceeds, if any, will be applied to working capital and used for general corporate purposes. The exercise price of the Investors' Warrants is $0.25 with respect to 1,354,593 Investors' Warrants and $1.10 with respect to an equal number of Investors' Warrants; the exercise price of the Agents' Warrants ranges from $0.25 to $1.32 per share. There is no assurance that any warrants will be exercised prior to their respective expiration dates.

                              SELLING SHAREHOLDERS

         An aggregate of 16,525,998 Shares of Common Stock may be offered by certain security holders of the Company (the "Selling Shareholders") who acquired these Shares in private transactions. Of these Shares, (i) 12,988,363 Shares were acquired by certain Selling Shareholders in the Private Placements in 1996 and 1997, (ii) 2,709,186 Shares are issuable upon exercise of the Investors' Warrants that were acquired in a private placement conducted during 1995 and 1996; and (iii) 828,449 Shares are issuable upon exercise of the Agents' Warrants issued to agents who assisted in various placements of securities, or their transferees.


         The Selling Shareholders, or their pledgees, donees, transferees or other successors in interests, may offer the Shares owned by them for sale as principals for their own accounts at any time and from time to time, in the over-the-counter market at prices prevailing at the time of sale. The Selling Shareholders, or their pledgees, donees, transferees or other successors in interests, may also offer the Shares in private sales at prices to be negotiated or pursuant to Rule 144, if the conditions of the Rule are then satisfied. The Company will not receive any of the proceeds from the sale of such securities. Selling Shareholders are not obligated to reimburse the Company any portion of the expenses incurred by the Company in this offering.


         The following table sets forth the name of each such security holder for whom the Company is registering Shares of Common Stock for resale to the public and (ii) the number of shares of Common Stock beneficially owned by each such holder as of March 12, 1998 and after the offering (assuming the sale of all of their Shares offered hereby). To the extent the Shares represent shares issuable upon exercise of warrants, such exercise must take place prior to the sale of the Shares offered hereby. Material relationships between certain of the Selling Shareholders and the Company are set forth in the footnotes to the table. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable. The footnotes follow the table.

                                                                                      Beneficial Ownership
                                             Number of                                Following Offering(3)
                                          Beneficially Owned            Shares       ----------------------
                                            Prior to the                 to be          Number of Percent
               Name                          Offering(1)                Sold(2)       Shares         Owned
------------------------------------       -------------              ---------      ----------      -----
Smith Barney Security &
   Growth Fund(4) ..................       6,090,908(5)               4,090,908             0(5)      0
Barnett & Co.(4) ...................       6,090,908(6)               2,000,000             0(6)      0
Banque Edouard Constant (formerly
   Banque Scandinave en Suisse)(4)..       1,530,000(7)               1,530,000             0         0
David J. Holmgren ..................       1,286,030(8)                 386,666       899,364         3.7%
Robert A. Leisses ..................         619,510(9)                 265,500       354,010         1.7
Keith V. Leisses ...................          36,005(10)                 16,005        20,000         0
Kathryn M. Leisses .................          26,005(10)                 16,005        10,000         0

                                                                            (Footnotes begin on page 19.)

                                                             14



                                                                                         Beneficial Ownership
                                               Number of                                Following Offering(3)
                                          Beneficially Owned              Shares      -------------------------
                                             Prior to the                 to be       Number of         Percent
               Name                           Offering(1)                Sold(2)       Shares            Owned
------------------------------------         ------------                -------       ------            -----
William B. Cormack .................         923,876 (11)                589,804       334,072           1.4%
Barry Reder ........................         769,471 (12)                125,500       640,971           2.7
Alex. Brown & Co., Ttee FBO
    Barry Reder IRA ................          12,000 (13)                 40,000        80,000           *
Katherine H. Reder (Barry Reder,
    Custodian, U/CUMGA) ............          13,000 (14)                  3,000        10,000           *
Elizabeth S. Reder (Barry Reder,
    Custodian, U/CUMGA) ............          13,000 (14)                  3,000        10,000           *
Robert and Justyna Cromarty ........         379,268 (15)                 25,000       354,268           1.5
Oxcal Venture Fund, LP..............         111,747 (16)                 47,727        64,020           *
Gene J. Kennedy ....................         752,755 (17)                 76,000       676,755           2.5
Michael L. Meyers ..................         264,200 (18)                109,700       154,500           *
William G. Van Horn ................         677,985 (19)                327,653       120,614 (19)      *
William G. Van Horn Ttee
    William G. Van Horn
    Revocable Trust ................         229,718 (20)                229,718             0           0
John H. Van Horn ...................           1,240 (21)                  1,240             0           0
Joseph D. Van Horn .................           3,000 (22)                  3,000             0           0
Edgar E. Sharp .....................         150,000 (23)                 50,000       100,000           *
Paul Escobosa ......................         378,500 (24)                160,500       178,000 (24)      *
Paul and Laura Escobosa ............         378,500 (25)                 31,500             0 (25)      0
Pensco Pension Services, Inc. FBO
    Paul Escobosa IRA ..............          25,500 (26)                  8,500        17,000           *
Richard S. Smolan Trust ............         236,000 (27)                146,000        90,000           *
Robert W. Lishman, Jr. .............         278,777 (28)                109,566       169,206           *
Charles C. Thieriot Revocable
    Trust ..........................         102,273 (29)                 34,091        68,182           *
European Industries
    Establishment ..................         185,270 (30)                121,250        64,020           *
Jeffrey A. Bernstein ...............          75,000 (31)                 25,000        50,000           *
Hugh L. McEntire ...................          75,000 (31)                 25,000        50,000           *
B. Castle Smith ....................          75,000 (31)                 25,000        50,000           *
Gordon H. Smith ....................         221,424 (32)                 15,000       206,424           *
Francis Dinkelspiel and Gary
    Wayne ..........................          60,000 (33)                 20,000        40,000           *
Henson L. Jones, Jr. ...............          44,500 (34)                  5,000        39,500           *
Steven Dinkelspiel .................          55,000 (35)                 18,500        37,000           *
Sugarman Family Partners ...........          36,864 (36)                 11,364        25,500           *
Jonathan R. Bass ...................          80,500 (37)                 60,500        20,000           *
Michael B. Combs ...................           5,000 (38)                  5,000             0
William J. Skibbe ..................          22,500 (39)                  7,500        15,000           *
Kent T. Baum .......................          60,854 (40)                 47,218        13,636           *
Michael I. and Charlotte Gamble.....          15,000 (41)                  5,000        10,000           *


                                                                 15



                                                                                         Beneficial Ownership
                                               Number of                                Following Offering(3)
                                          Beneficially Owned              Shares      -------------------------
                                             Prior to the                 to be       Number of         Percent
               Name                           Offering(1)                Sold(2)       Shares            Owned
------------------------------------         ------------                -------       ------            -----
Melville P. Steil Jr., Ttee of
    Johanna E. Steil Marital
    Trust ..........................          10,200 (42)                  3,400         6,800           *
Melville P. Steil Jr., Ttee of
    Johanna E. Steil Credit
    Trust ..........................          10,200 (42)                  3,400         6,800           *
Peter J. Steil .....................          56,900 (42)                 25,000        25,100 (42)      *
Texas Capital Securities ...........          66,387 (43)                 56,387        10,000           *
Alan R. Stephenson and
    Janice A. Saunders .............         200,000                     200,000             0           0
Kenneth J. Smith ...................       1,000,000                   1,000,000             0           0
California Central Trust Bank Ttee
    FBO Frederick S. Moore .........         270,861 (44)                100,000       100,861 (44)      *
Frederick S. Moore Living Trust
    UA Dtd Feb. 24, 1992 ...........         270,861 (45)                 70,000       100,861 (45)      *
David J. Cerini ....................          53,333                      53,333             0           0
Max F. Cerini ......................          51,666                      26,666        25,000           *
Carey Orr Cook .....................          13,333                      13,333             0           0
Drury J. Gallagher .................         798,666 (46)                448,666       300,000 (46)      1.3
Francis L. Gallagher, Ttee
    Drury J. Gallagher Trust FBO
    Children .......................          50,000 (47)                 50,000             0           0
Glenbrook Capital LLP ..............          40,000 (48)                 40,000             0           0
Tom Juda & Nancy Juda Living
    Trust UA Dtd May 3, 1995 .......          66,666                      66,666             0           0
Preston Plumb ......................          27,000                      27,000             0           0
Janet Blakeman .....................          99,000                      93,000         6,000           *
Harold T. Bowling (49) .............          33,430                      13,500        19,930           *
Charles R. Breyer ..................          26,933 (50)                 26,933             0           0
Kang N. Chan .......................         100,000                     100,000             0           0
Richard Chisholm ...................         101,000 (51)                101,000             0           0
Joyce Goldstein Revocable
    Trust ..........................          40,400 (52)                 40,400             0           0
Francis A. Hayman, Jr. .............          32,816                      32,816             0           0
Gordon L. Holmes ...................          80,800 (53)                 80,800             0           0
Frank and Jacqueline Hussan ........         136,350 (54)                136,350             0           0
James A. Lovell (55) ...............          49,930                      30,000        19,930           *
Magowan Investment Co. Plan
    "C" ............................          53,866 (56)                 53,866             0           0
Kenneth T. Miller Ttee U/A Dtd 10/23/80 by Kenneth T.
    Miller Trust ...................         101,000 (57)                101,000             0           0
Philip W. Moffit ...................         134,666 (58)                134,666             0           0

                                                                 16



                                                                                         Beneficial Ownership
                                               Number of                                Following Offering(3)
                                          Beneficially Owned              Shares      -------------------------
                                             Prior to the                 to be       Number of         Percent
               Name                           Offering(1)                Sold(2)       Shares            Owned
------------------------------------         ------------                -------       ------            -----
James Mori .........................          13,333                      13,333             0           0
James Nealis .......................          26,666                      26,666             0           0
John F. Nicholai ...................          20,000                      20,000             0           0
Robert M. and Catherine D.
    Powers .........................          26,934 (59)                 26,934             0           0
Donald B. Reder ....................          50,300 (60)                 30,300        20,000           *
John Schaeffer .....................         129,785 (61)                129,785             0           0
Carl A. Steadly ....................          22,000                      22,000             0           0
David M. Steadly ...................          43,333                      33,333        10,000           0
John S. Stephan ....................          43,200                      43,200             0           0
Michael Bartolomeo .................          13,333                      13,333             0           0
Charles C. Byer ....................          85,166 (62)                    166        85,000           *
John Pauly .........................         244,305 (63)                 13,333       230,972 (63)      *
Lois Rutledge (aka Lois Pauly) .....         244,305 (64)                 13,333       230,972 (64)      *
Joseph T. Martorano ................          41,666                      26,666        15,000           *
Taylor Warner Pension &
    Profit Sharing Trust ...........         100,000                     100,000             0           0
Thomas August ......................          53,300                      53,300             0           0
Morgan Fuller Capital Group
    LLC ............................         118,029 (65)                118,029             0           0

------------------
*    Less than 1%.

(1) Beneficial Ownership includes shares deemed to be beneficially owned by the Selling Shareholder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Assuming effectiveness of the registration statement of which this Prospectus is a part, any as-yet unexercisable warrants will be exercisable as of the effective date and such warrant shares, which are registered for resale hereby, are included in the beneficial ownership information provided in this table.

(2) Shares to be Sold assumes, where indicated in the footnotes, exercise of outstanding warrants and sale of the underlying shares.

(3)  Beneficial   Ownership  Following  Offering  assumes  sale  of  all  shares indicated to be sold, of which there is no assurance.

(4) The named Selling Shareholder is a fund that holds securities for a large number of beneficial owners of such fund.

(5) The Selling Shareholder is a fund of Smith Barney Mutual Fund Management, Inc., a company affiliated with the Travelers Group, Inc. Includes (i) 2,000,000 shares of Common Stock held in the name of Barnett & Co., also a Smith Barney Mutual Funds Management, Inc. fund, and as such may be deemed to be under common control with the Selling Shareholder; and (ii) 1,363,636 shares issuable upon exercise of outstanding warrants. Beneficial Ownership after the Offering also reflects sales by Barnett & Co. See Note (6).

(6) Includes (i) 2,727,272 shares of Common Stock held in the name of Smith Barney Security & Growth Fund; and (ii) 1,363,636 shares of Common Stock issuable upon exercise of outstanding warrants held by Smith Barney Security & Growth Fund. Beneficial Ownership after the Offering also reflects sales by Smith Barney Security & Growth Fund. See Note (5). (7) Includes 510,000 shares of Common Stock issuable upon exercise of outstanding warrants.

                                       17



(8) Includes (i) 394,364 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, of which 17,925 are jointly held with Mr. Holmgren's spouse; (ii) 40,000 shares beneficially owned by Mr. Holmgren's minor children, as to Mr. Holmgren may be deemed to be the beneficial owner but as to which he disclaims beneficial ownership; and (iii) 200,000 shares issuable upon exercise of outstanding warrants.

(9) Includes 10,000 shares of Common Stock owned by Mr. Leisses' spouse, as to which he may be deemed to be the beneficial owner. Does not include warrant shares owned by Mr. Leisses' adult children. See Note (10).

(10) Includes 16,005 shares of Common Stock issuable upon exercise of outstanding warrants. (11) Includes (i) 89,628 shares of Common Stock issuable upon conversion of outstanding Preferred Stock and (ii) 256,471 shares of Common Stock issuable upon exercise of outstanding warrants. Mr. Cormack has acted as a selling agent for the Company's private placements of securities.

(12) Includes (i) 48,600 shares of Common Stock jointly held with Mr. Reder's spouse; (ii) 25,608 shares of Common Stock issuable upon conversion of outstanding Preferred Stock; (iii) 82,500 shares of Common Stock issuable upon exercise of outstanding warrants; (iv) 128,163 shares of Common Stock held in IRA accounts for Mr. Reder's benefit, including 8,163 shares of Common Stock issuable upon conversion of outstanding Preferred Stock and 40,000 shares of Common Stock issuable upon conversion of outstanding warrants held in such accounts; (iv) 20,000 shares of Common Stock and 6,000 shares issuable upon exercise of outstanding warrants held in custodial accounts for Mr. Reder's two children, for whom he serves as custodian, as to which he may be deemed to be the beneficial owner and as to which he disclaims beneficial ownership. See Notes (13) and (14).

(13) Includes   40,000  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding  warrants.  See Note 12.

(14) Includes 3,000 shares of Common Stock issuable upon exercise of outstanding warrants. See Note 12.

(15) Includes (i) 104,839 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, of which 40,819 shares are held in Mr. Cromarty's individual name; and (ii) 25,000 shares issuable upon exercise of outstanding warrants.

(16) Includes(i) 64,020 shares of Common Stock issuable upon conversion of outstanding Preferred Stock; and (ii) 47,727 shares of Common Stock issuable upon exercise of outstanding warrants. Grover T. Wickersham, a partner in the law firm of Grover T. Wickersham, P.C., legal counsel to the Company, may be deemed to be a beneficial owner of the Selling Shareholder because of his investment control. He disclaims such beneficial ownership.

(17) Includes (i) 100,499 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, of which 74,891 are held in an IRA account for Mr. Kennedy's benefit; (ii) 50,000 shares issuable upon exercise of outstanding options; (iv) 6,400 shares of Common Stock held in Mr. Kennedy's IRA account; and (iv) 10,000 shares issuable upon exercise of outstanding warrants. Mr. Kennedy is a member of the Company's Board of Directors.

(18) Includes   39,700  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(19) Includes (i) 300,000 shares in the name of Mr. Van Horn, as Trustee of his revocable trust; and (ii) 257,371 shares issuable upon exercise of outstanding warrants, of which 129,718 are held in the name of Mr. Van Horn, as Trustee of his revocable trust. Beneficial Ownership After the Offering also reflects sales by the revocable trust. Mr. Van Horn has acted as selling agent in connection with the Company's private placements of securities. See Note (20).

(20) Includes   129,718  shares  of  Common  Stock  issuable  upon  exercise  of outstanding warrants.

(21) Includes 1,240 shares of Common Stock issuable upon exercise of outstanding warrants.

(22) Includes 3,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(23) Includes   50,000  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(24) Includes (i) 91,000 shares of Common Stock jointly held with Mr. Escobosa's spouse; (ii) 17,000 shares of Common Stock held in an IRA account for Mr. Escobosa's benefit; and (iii) 100,500 shares of Common Stock issuable upon exercise of outstanding warrants, of which 31,500 shares are held jointly with Mr. Escobosa's spouse and 8,500 are held in Mr. Escobosa's IRA account. Beneficial Ownership after the Offering reflects sales by Mr. and Mrs. Escobosa, for shares held jointly, and through Mr. Escobosa's IRA account. See Notes (25) and (26).

                                       18


(25) Includes (i) 170,000 shares of Common Stock held individually by Mr. Escobosa; (ii) 17,000 shares of Common Stock held in an IRA account for the benefit of Mr. Escobosa, individually; and (iii) 100,500 shares of Common Stock issuable upon exercise of outstanding warrants, of which 10,500 are held by Mr. Escobosa individually and 8,500 are held in Mr. Escobosa's IRA account. Beneficial Ownership after the Offering reflects sales by Mr. Escobosa individually and through his IRA account. See Notes (24) and (26).

(26) Includes 8,500 shares of Common Stock issuable upon exercise of outstanding warrants. See Notes (24) and (25).

(27) Includes   46,000  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(28) Includes (i) 19,206 shares of Common Stock issuable upon conversion of outstanding Preferred Stock; and (ii) 89,566 shares of Common Stock issuable upon exercise of outstanding warrants.

(29) Includes   34,091  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(30) Includes (i) 64,020 shares of Common Stock issuable upon conversion of outstanding Preferred Stock; and (ii) 21,250 shares of Common Stock issuable upon exercise of outstanding warrants.

(31) Includes   25,000  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(32) Includes (i) 180,008 shares of Common Stock issuable upon exercise of currently exercisable stock options; and (ii) 5,000 shares of Common Stock issuable upon exercise of outstanding warrants. Admiral Smith is the Company's Chairman of the Board and Chief Executive Officer.

(33) Includes   20,000  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(34) Includes 5,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(35) Includes   18,500  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(36) Includes   11,364  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants. Does not include shares owned individually by Michael Sugarman, M.D., the general partner.

(37) Includes   10,500  shares  of  Common  Stock   issuable  upon  exercise  of
     outstanding warrants.

(38) Includes 5,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(39) Includes 7,500 shares of Common Stock issuable upon exercise of outstanding warrants.

(40) Includes 7,218 shares of Common Stock issuable upon exercise of outstanding warrants.

(41) Includes 5,000 shares of Common Stock issuable upon exercise of outstanding warrants. Does not include 8,163 shares of Common Stock issuable upon conversion of outstanding Preferred Stock or 12,486 shares of Common Stock issued for director services held by Mr. Gamble, individually.

(42) The Johanna E. Steil Marital Trust and the Johanna E. Steil Credit Trust are trusts for the benefit of Peter J. Steil and members of his family. Other shares deemed to be beneficially owned by Mr. Steil include (i) 1,000 shares of Common Stock in trust for his minor son; (ii) 1,000 shares of Common Stock in trust for his minor daughter; (iii) 1,500 shares of Common Stock owned by his spouse; (iv) 36,500 shares of Common Stock owned by him, individually; (v) 3,700 shares of Common Stock held as custodian for his minor son; (vi) 5,700 shares of Common Stock held as custodian for his minor daughter; (vii) 1,000 shares owned by his mother-in-law. Beneficial Ownership by the Johanna E. Steil Marital Trust and the Johanna E. Steil Credit Trust each include 3,400 shares of Common Stock issuable upon exercise of outstanding warrants. To the extent provided in the trust instruments, Mr. Steil disclaims beneficial ownership of the shares owned by the respective Trusts. Shares Beneficially Owned by Mr. Steil following the offering include sales by the Marital Trust and the Credit Trust.

(43) Texas Capital Securities has acted as agent in connection with certain private placements of the Company's securities. Includes 56,387 shares issuable upon exercise of outstanding warrants. The beneficial owners of Texas Capital Securities are Albert Sydney Bowers, III, Patrick Smetek, David Smetek, Thomas Buckley, Thomas Recklang and Mike McGinnis.

(44) Includes 51,861 shares of Common Stock issuable upon conversion of outstanding Preferred Stock. Also includes 70,000 shares of Common Stock held in the name of Frederick S. Moore Living Trust UA Dtd Feb. 24, 1992 and Beneficial Ownership After the Offering reflects sales by the Living Trust. See Note (45).

(45) Includes (i) 200,861 shares of Common Stock in the name of California Central Trust Bank Ttee FBO Frederick S. Moore, of which 51,861 shares are issuable upon conversion of outstanding Preferred Stock. Beneficial Ownership After the Offering reflects sales by California Central Trust Bank as Trustee. See Note (44).

(46) Includes (i) 50,000 shares of Common Stock held in the name of Francis L. Gallagher, Ttee Drury J. Gallagher Trust FBO Children, as to which Drury Gallagher may be deemed to be the beneficial owner but as to which he disclaims beneficial ownership. Beneficial Ownership After the Offering reflects sales by the Trustee for the Children's Trust. See Note (47).

                                       19



(47) Does not include shares held directly by Drury J. Gallagher. See Note (46).

(48) Glenbrook Capital LLP is a limited liability partnership, the general partner of which is Wickersham Asset Management.

(49) Mr. Bowling is a member of the Company's Board of Directors.

(50) Includes 267 shares of Common Stock issuable upon exercise of outstanding warrants.

(51) Includes 1,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(52) Includes 400 shares of Common Stock issuable upon exercise of outstanding warrants.

(53) Includes 800 shares of Common Stock issuable upon exercise of outstanding warrants.

(54) Includes 1,350 shares of Common Stock issuable upon exercise of outstanding warrants.

(55) Mr. Lovell is a member of the Company's Board of Directors.

(56) Includes 533 shares of Common Stock issuable upon exercise of outstanding warrants.

(57) Includes 1,000 shares of Common Stock issuable upon exercise of outstanding warrants.

(58) Includes 1,333 shares of Common Stock issuable upon exercise of outstanding warrants.

(59) Includes 267 shares of Common Stock issuable upon exercise of outstanding warrants.

(60) Includes 300 shares of Common Stock issuable upon exercise of outstanding warrants.

(61) Includes 1,285 shares of Common Stock issuable upon exercise of outstanding warrants.

(62) Includes 85,000 shares of Common Stock issuable upon exercise of currently exercisable outstanding options. Mr. Byer is the Company's President and Chief Operating Officer.

(63) Includes (i) 50,000 shares of Common Stock issuable upon exercise of currently exercisable outstanding options; and (ii) 13,333 shares held in the name of Lois Rutledge (aka Lois Pauly), Mr. Pauly's spouse, which she owns as her separate property. Mr. Pauly disclaims beneficial ownership of such shares. Beneficial Ownership After the Offering reflects sales of Mrs. Pauly's shares. See Note (64). Mr. Pauly is a member of the Company's Board of Directors.

(64) Lois Rutledge is also known as Lois Pauly, her married name. Includes (i) 180,972 shares of Common Stock held by John Pauly, Mrs. Pauly's spouse, as his separate property; and (ii) 50,000 shares issuable upon exercise of currently exercisable outstanding options granted to Mr. Pauly. Mrs. Pauly disclaims beneficially ownership of such shares. Beneficial Ownership After the Offering reflects sales of Mr. Pauly's shares. See Note (63).

(65) Includes   118,029  shares  of  Common  Stock  issuable  upon  exercise  of
     outstanding  warrants.   Morgan  Fuller  has  acted  as  selling  agent  in
     connection with certain of the Company's private placements of securities.

                            DESCRIPTION OF SECURITIES
General

         As of April 24, 1998, the Company is authorized to issue up to 55,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As of the date hereof, there are approximately 24,216,108 shares of Common Stock issued and outstanding, held by approximately 700 shareholders of record; 791 shares of Series A Preferred Stock, held by 13 shareholders of record; and 1,118 shares of Series B Preferred Stock outstanding, held by 24 shareholders of record.


Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted by shareholders. Upon giving notice as required by law shareholders are entitled to cumulate votes in the election of directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the preferences of the holders of the Preferred Stock, if any. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to prior distribution rights of the holders of Preferred Stock, if any, then outstanding. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable.

Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions thereof, as are determined by resolution of the Board of Directors. The issuance of such shares of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, holders of such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the value of the Common Stock.

         Series A Preferred Stock

         In July 1993, the Company designated 1,500 shares of the Preferred Stock as Series A. The holders of the Series A Preferred are entitled to receive cumulative dividends at the rate of 10% of the original purchase price of the Series A Preferred per annum, payable on a calendar quarterly basis, in preference to any dividends on the Common Stock.

         The Series A Preferred is convertible, at the option of the holder, at any time after the date of issuance, into shares of Common Stock at a conversion price of $1.225. Each share of the Series A Preferred will be automatically converted into Common Stock if at any time the holders of at least 67% of the outstanding Series A Preferred vote to convert all such Preferred into Common Stock.


         The Series A Preferred is now subject to redemption at the option of the Company. The redemption price will be equal to the original price of the Series A Preferred plus accumulated but unpaid dividends to the date of redemption.


         Each holder of the Series A Preferred has the right to vote that number of shares equal to the number of shares of Common Stock issuable upon conversion of such holder's Series A Preferred. The Series A Preferred shall vote with the Common Stock on all matters, except as may be required under applicable law and as follows. The Company is precluded, without first obtaining the approval of a majority of the outstanding shares of the Series A Preferred, voting as a separate class, from (i) engaging in any merger, consolidation, sale of substantially all of its assets, or other reorganization in which the- holders of Series A Preferred would not receive their full liquidation preference; (ii) declaring any dividends on the Common Stock (except dividends payable solely in Common Stock) while any Series A Preferred is outstanding; (iii) authorizing or issuing shares of any class or series having rights, preferences, or privileges senior to the Series A Preferred with respect to dividends, liquidation, or redemption, or issuing any convertible debt instruments or debt instruments together with warrants which if converted or exercised would have a preference or priority as to dividends, liquidation, or redemption senior to the Series A Preferred; (iv) amending the rights, preferences, privileges, or restrictions of the Series A Preferred; or (v) reclassifying any shares of Common Stock or any other shares of capital stock into shares having any preference or priority as to dividends, liquidation, or redemption superior to the Series A Preferred.

         In the event of any liquidation or winding up of the Company, the holders of the Series A Preferred are entitled to receive, in preference to the holders of Common Stock, an amount equal to the original purchase price per share ($1,000) of the Series A Preferred plus accumulated but unpaid dividends.

         Series B Preferred Stock

         In September 1994, the Company designated 1,200 shares of the Preferred Stock as Series B. All holders of the Series B Preferred are entitled to receive cumulative dividends at the rate of 10% of the original purchase price of the Series B Preferred per annum, payable on a calendar quarterly basis, after any dividend payments required to be made to the Series A Preferred Stock, and in preference to any dividends on the Common Stock.

         The Series B Preferred is convertible, at the option of the holder, at any time after the date of issuance, into shares of Common Stock at a conversion price of $0.781 per share. Each share of the Series B Preferred will be automatically converted into Common Stock if at any time the holders of at least 67% of the outstanding Series B Preferred approve the conversion.

         The Series B Preferred is subject to redemption at the option of the Company at any time. In the event that the Company redeems the Series B Preferred before January 13, 2000, the redemption price will be equal to 106% of the original purchase price of the Series B Preferred ($1,000), plus accumulated but unpaid dividends to the date of redemption; thereafter, the redemption price shall be equal to the original price of the Series B Preferred plus accumulated but unpaid dividends to the date of redemption.

         Each holder of the Series B Preferred has the right to vote that number of shares equal to the number of shares of Common Stock issuable upon conversion. The Series B Preferred Stockholders are entitled to vote with the holders of the Series A Preferred Stock and holders of Common Stock together as a single class on all matters, except as may be required under applicable law and as follows. The Company is precluded, without first obtaining the approval of a majority of the outstanding shares of the Series B Preferred, voting as a separate class, from (i) engaging in any merger, consolidation, sale of substantially all of its assets, or other reorganization in which the holders of Series B Preferred would not receive their full liquidation preference; (ii) declaring any dividends on the Common Stock (except dividends payable solely in Common Stock) while any Series B Preferred is outstanding; (iii) authorizing or issuing shares of any class or series having rights, preferences, or privileges senior to the Series B Preferred with respect to dividends, liquidation, or redemption, or issuing any convertible debt instruments or debt instruments together with warrants which if converted or exercised would have a preference or priority as to dividends, liquidation, or redemption senior to the Series B Preferred; (iv) amending or repealing any provision of, or adding any provision to, the Company's articles of incorporation or by-laws if such action would alter or change the preferences, rights, privileges, or powers of, or the restrictions provided for the benefit of, the Series B Preferred materially and adversely; or (v) reclassifying any shares of Common Stock or any other shares of capital stock into shares having any preference or priority as to dividends, liquidation preference, or redemption rights superior to any such preference or priority of the Series B Preferred.

         In the event of any liquidation or winding up of the Company, the holders of the Series B Preferred are entitled to receive, in preference to the holders of Common Stock but subject to the rights of the Series A Preferred Stock on liquidation, an amount equal to the original purchase price per share ($1,000) of the Series B Preferred plus accumulated but unpaid dividends.

Warrants; Price Anti-Dilution

         Between September 1995 and March 1996, the Company issued Warrants to purchase Common Stock, which were issued as a component of Units of Common Stock and Warrants sold to investors through a private placement. Each Warrant entitles the holder to purchase one-half of one share of Common Stock and is exercisable through September 11, 2005, subject to the satisfaction of one or both of the following conditions:

               (i) 50% of the total number of Warrants held by the investor will become exercisable if, within three years of September 11, 1995 (the "Original Issuance Date"), the Company issues Common Stock or securities convertible into Common Stock at a price below the Unit Offering Price of $1.10. The exercise price of such Warrants vested in accordance with this paragraph (i) is equal to the price offered to the investors in the subsequent financing. This condition has been satisfied, and the warrants are exercisable at $0.25 per share, which is equal to 100% of the price of shares sold in a private placement in April 1997.

              (ii) 50% of the total number of Warrants held by the investor will become exercisable if, within two years of the Original Issuance Date, the Company's Common Stock is not quoted on the Nasdaq SmallCap Market (or, at the Company's sole discretion, the Nasdaq National Market). The exercise price of such Warrants vested in accordance with this paragraph (ii) will be equal to the Unit Offering Price of $1.10. This condition has been satisfied, and the warrants are exercisable at $1.10 per share.

         A total of 2,709,186 shares of Common Stock are issuable upon exercise of these Warrants.

         In connection with the private placement issuance of Common Stock in 1995 and 1996, the Company issued for services rendered warrants to acquire 225,765 shares of Common Stock at $1.32 per share. The warrants are fully exercisable and expire March 26, 2001. In addition, the Company issued to the selling agent in a private placement warrants to purchase Common Stock entitling the holders thereof to purchase an aggregate of 218,500 shares of Common Stock. These warrants are exercisable at $0.25 per share (equal to the offering price of the shares) and will be exercisable until March 31, 2002. In connection with the closing of a private placement, the Company issued an additional 160,000 warrants, exercisable at $0.375 per share (equal to the offering price of the shares in the subject offering), which warrants are exercisable until November 13, 2002. A further 160,000 warrants, also exercisable at $0.375 per share, were also issued. These warrants expire on November 13, 2002.

                              PLAN OF DISTRIBUTION

         This Prospectus covers the resale of all or a portion of the Shares by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges (if the Common Stock is then listed, which it is not as of the date hereof) or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (i) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(iii) an exchange distribution in accordance with the rules of such exchange, if the Company's Common Stock is then listed on an exchange, which it is not as of the date hereof; (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (iv) in negotiated transactions or otherwise, or a combination of such methods. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale.

         The Common Stock covered by this Prospectus may be sold under Rule 144 instead of under this Prospectus. In general, under Rule 144, "restricted securities" may be sold after a one-year holding period in ordinary market transactions through a broker or with a market maker subject to volume limitations as follows: within any three-month period, a number of shares may be sold which does not exceed the greater of 1% of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Rule 144 require the filing of a Form 144 with the Securities and Exchange Commission. However, if the shares have been held for more than two years by a person who is not an "affiliate", there is no limitation on the manner of sale or the volume of shares that may be sold and no such filing is required.

         The Selling Shareholders have been advised by the Company that during the time each is engaged in distribution of the Common Stock covered by this Prospectus, each must comply with Rule 10b-5, Rule 102, Rule 104 and Rule 105 under the Exchange Act, and pursuant thereto: (i) each must not engage in any stabilization activity in connection with the Company's securities; (ii) each must furnish each broker through which the Common Stock covered by this Prospectus may be offered the number of copies of this Prospectus and the accompanying Annual Report and Quarterly Report which are required by each broker; and (iii) each must not bid for or purchase any securities of the Company or attempt to induce any person to bid for or purchase any of the Company's securities or engage in certain short selling activities other than as permitted under the Exchange Act.

         The Company will amend or supplement this Prospectus in the following circumstances and to the following extent: (i) if the securities are to be sold at a price other than the prevailing market price, to disclose such price; (ii) if the securities are to be sold in block transactions and the purchaser intends to resell, to disclose the nature and extent of such arrangements; or (iii) if the compensation to be paid to broker-dealers is other than usual and customary discounts, concessions or commissions, to disclose the terms of such broker-dealer compensation. In the above-circumstances, no offers or sales may be made by the Selling Shareholder until an effective amendment or prospectus supplement is available.

         The  Selling  Shareholders  and  broker-dealers,   if  any,  acting  in
connection with such sales, might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities may be deemed to be underwriting discounts and commissions under the Act.

         The Company will not receive any portion of the proceeds of the Common Stock sold by the Selling Shareholders. There is no assurance that the Selling Shareholders will sell any or all of the Common Stock offered hereby.


                                  LEGAL MATTERS

         The validity of the Securities offered hereunder will be passed upon for the Company by Grover T. Wickersham, P.C., Palo Alto, California.


                                    EXPERTS

         The financial statements of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 have been incorporated herein by reference in reliance upon the report of Grant Thornton LLP, Independent Certified Public Accountants, and upon the authority of said firm as experts in auditing and accounting.

================================================================================

       No person is authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this Prospectus or an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that there have been no changes in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to this date.

                                  -------------

                                TABLE OF CONTENTS


                                                           Page
                                                           ----
          Additional Information ....................       2
          Incorporation of Certain Information
            by Reference ............................       3
          Annual Report .............................       4
          Disclosure Regarding Forward-Looking
            Statements ..............................       4
          Prospectus Summary ........................       5
          Risk Factors ..............................       9
          Use of Proceeds ...........................      15
          Selling Shareholders ......................      16
          Description of Securities .................      23
          Plan of Distribution ......................      27
          Legal Matters .............................      28
          Experts ...................................      28


================================================================================




================================================================================




                                16,525,998 Shares



                               POWER SPECTRA, INC.




                                  Common Stock




                                ----------------

                                   PROSPECTUS
                                -----------------





                                     , 1998


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

         The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated to be as follows:


SEC registration fee .........................................        $2,743
Accounting fees and expenses .................................         5,345*
Legal fees and expenses ......................................        30,000*
Blue sky legal fees and expenses .............................         1,000*
Miscellaneous expenses .......................................         3,000*
                                                                   ------------
      Total ..................................................       $42,088
                                                                   ============


--------------
*  Estimated expenses

Item 15.          Indemnification of Directors and Officers

         As permitted by the General Corporation Law of California (the "Corporations Code"), the Company's Articles of Incorporation eliminate, to the fullest extent permitted under California law, the personal liability of a director to the Company for monetary damages in an action brought by or in the right of the Company for breach of a directors' duties to the Company and its shareholders. Under current California law, liability is not eliminated for (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) acts or omissions that a director believed to be contrary to the best interest of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (iii) any transaction from which a director derived an improper personal benefit; (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders; (vi) contracts or other transaction between corporations and directors having interrelated directors in violation of Section 310 of the Corporations Code; and
(vii) distributions, loans or guarantees made in violation of Section 316 of the Corporations Code.

         In addition, the Company's Articles of Incorporation and Bylaws provide for indemnification, to the fullest extent permitted under the Corporations Code, of directors, officers and agents of the Company and persons who serve at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

         The Company has also entered into indemnification agreements with its directors and executive officers, as permitted under the Bylaws. The indemnification agreements provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts reasonably paid or incurred by them for settlement in any threatened, pending or completed action, suit or proceeding, including any derivative action, on account of their services as a director or executive officer of the Company of any subsidiary of the Company or of any other company or enterprise in which they are serving at the request of the Company. No indemnification will be provided under the indemnification agreements, however, to any director or executive officer in certain limited circumstances, including knowingly fraudulent, deliberately dishonest or willful misconduct.

         Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16. Exhibits

3.0(1)            Amended  and  Restated   Articles  of   Incorporation  of  the
                  Registrant, as filed with the California Secretary of State, November 28, 1988.

3.1(9) Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, as filed with the California Secretary of State, August 30, 1993.

3.2(9)            Certificate  of  Determination  of  Preferences  of  Series  A
                  Preferred  Stock  of  the   Registrant,   as  filed  with  the
                  California Secretary of State, August 30, 1993.

3.3(7) Certificate of Determination of Preferences of Series B Preferred Stock of the Registrant , as filed with the California Secretary of State, January 4, 1995.

3.4(11) Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, as filed with the California Secretary of State, April 4, 1997.

3.5(3)            Bylaws of Registrant.


5.1               Amended Opinion of Grover T. Wickersham, P.C. re legality.


10.0(2)(6)        1986  Incentive  Stock  Option  Plan as  amended  and forms of incentive and non-statutory stock option agreements.

10.1(4)           Research Agreement between Registrant and The Boeing Company.

10.2(3)           Form  of  Indemnification  Agreement,   entered  into  by  the
                  Registrant with each of its executive officers and directors.

10.3(3)(6)        1989 Director Incentive Stock Plan.

10.4(6)(8)        1991 Director Stock Plan.

10.5(5)(6)        Director Option Plan.

10.6(9) Power Spectra, Inc. Series A Securities Purchase Agreement, dated April 7, 1993.

10.7(7) Power Spectra, Inc. Series B Securities Purchase Agreement, dated January 13, 1995.


10.8 Ground Penetrating Radar Development Agreement dated June 19, 1996, between the Registrant and the founders of LandRay Technologies, Inc.

10.9(10)(11)      GPR  Systems  Development,  Sale and License  Agreement  dated
                  December   17,  1996  between  the   Registrant   and  LandRay
                  Technologies, Inc.

10.10(10)(11)     Letter Agreement  amending GPR Systems  Development,  Sale and
                  License Agreement dated March 13, 1997 between the Registrant and LandRay Technologies, Inc.


10.11(11)         Registration Rights Agreement,  dated April 11, 1997 among the
                  Registrant and certain investors.

10.12 Registration Rights Agreement, dated, variously, September 30, 1997, October 31, 1997 and November 13, 1997 among the Registrant and certain investors.


10.13(12)         Boeing Asset Transfer:  Amendment No. 12 to Research Agreement
                  99-1110-JET-103,   between  the   Registrant  and  The  Boeing
                  Company, as amended September 17, 1997.

10.14(12)         Lease  Termination  Amendment #2 to ARGOSystems  Lease,  dated
                  November 22, 1997.

13.1 Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1997.

23.1              Consent of Grant Thornton LLP,  independent  certified  public
                  accountants  (see  page  II-9  of  the  amended   Registration
                  Statement).

23.2              Intentionally left blank.

23.3              Consent of Grover T.  Wickersham,  P.C.  (included  in Exhibit
                  5.1, above).

25                Power   of   Attorney   (included   on   page   II-7   of  the
                  originally-filed Registration Statement).


                                              (See footnotes on following page.)

-----------

(1) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988.

(2) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed September 1, 1989 (No. 33-30855).

(3) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989.

(4) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988. Confidential treatment granted as to portions of this agreement.

(5) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed on January 21, 1993 (No. 33-57280).

(6) Managerial contract or compensatory plan or arrangement in which the Company's directors or officers participate.

(7) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(8) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed on December 26, 1996 (No. 33-18837).

(9) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

(10) Confidential treatment has been requested as to portions of this Agreement.

(11) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(12) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.


Item 17.          Undertakings

                  (a)      Rule 415 Offering

         The Registrant hereby undertakes:

                        (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                                (i) Include any  prospectus  required by Section
10(a)(3) of the Securities Act of 1933, as amended (the " Securities Act");

                                (ii)  Reflect  in the  prospectus  any  facts or
events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                                (iii)  Include  any  material  information  with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                        (2) That for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        (3)  To  remove   from   registration   by  means  of  a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (b) Filings Incorporating Subsequent Exchange Act Documents by Reference

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) Request for Acceleration of Effective Date or filing of Registration Statement on Form S-8

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, California, on April 29, 1998.


                                            POWER SPECTRA, INC.



                                            By: /s/ Gordon H. Smith
                                                --------------------------------
                                                    Gordon H. Smith
                                                    Chairman of the Board and
                                                    Chief Executive Officer





         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

(Principal Executive Officer)


  /s/ Gordon H. Smith                       Chief Executive Officer             April 29, 1998
----------------------------------          and Chairman of the Board
Gordon H. Smith

                                      II-7


(Principal Financial and
Accounting Officer)



  /s/ Edward J. Lamb                        Chief Financial Officer,
-----------------------------------         Controller and Secretary            April 29, 1998
Edward J. Lamb

   /s/ Harold T. Bowling                    Director                            April 29, 1998
---------------------------
Harold T. Bowling

   /s/ James A. Glaze                       Director                            April 29, 1998
------------------------------------
James A. Glaze

   /s/ Jay W. Hubbard                       Director                            April 29, 1998
------------------------------------
Jay W. Hubbard

    /s/ Gene J. Kennedy                     Director                            April 29, 1998
---------------------------
Gene J. Kennedy

   /s/ James A. Lovell, Jr.                 Director                            April 29, 1998
------------------------------------
James A. Lovell, Jr.


   /s/ John W. Pauly                        Director                            April 29, 1998
------------------------------------
John W. Pauly





                                  EXHIBIT INDEX


3.0(1)            Amended  and  Restated   Articles  of   Incorporation  of  the
                  Registrant, as filed with the California Secretary of State, November 28, 1988.

3.1(9) Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, as filed with the California Secretary of State, August 30, 1993.

3.2(9)            Certificate  of  Determination  of  Preferences  of  Series  A
                  Preferred  Stock  of  the   Registrant,   as  filed  with  the
                  California Secretary of State, August 30, 1993.

3.3(7) Certificate of Determination of Preferences of Series B Preferred Stock of the Registrant , as filed with the California Secretary of State, January 4, 1995.

3.4(11) Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, as filed with the California Secretary of State, April 4, 1997.

3.5(3)            Bylaws of Registrant.

5.1               Amended Opinion of Grover T. Wickersham, P.C. re legality.

10.0(2)(6)        1986  Incentive  Stock  Option  Plan as  amended  and forms of incentive and non-statutory stock option agreements.

10.1(4)           Research Agreement between Registrant and The Boeing Company.

10.2(3)           Form  of  Indemnification  Agreement,   entered  into  by  the
                  Registrant with each of its executive officers and directors.

10.3(3)(6)        1989 Director Incentive Stock Plan.

10.4(6)(8)        1991 Director Stock Plan.

10.5(5)(6)        Director Option Plan.

10.6(9) Power Spectra, Inc. Series A Securities Purchase Agreement, dated April 7, 1993.

10.7(7) Power Spectra, Inc. Series B Securities Purchase Agreement, dated January 13, 1995.

10.8 Ground Penetrating Radar Development Agreement dated June 19, 1996, between the Registrant and the founders of LandRay Technologies, Inc.

10.9(10)(11)      GPR  Systems  Development,  Sale and License  Agreement  dated
                  December   17,  1996  between  the   Registrant   and  LandRay
                  Technologies, Inc.

10.10(10)(11)     Letter Agreement  amending GPR Systems  Development,  Sale and
                  License Agreement dated March 13, 1997 between the Registrant and LandRay Technologies, Inc.

10.11(11)         Registration Rights Agreement,  dated April 11, 1997 among the
                  Registrant and certain investors.

10.12 Registration Rights Agreement, dated, variously, September 30, 1997, October 31, 1997 and November 13, 1997 among the Registrant and certain investors.

10.13(12)         Boeing Asset Transfer:  Amendment No. 12 to Research Agreement
                  99-1110-JET-103,   between  the   Registrant  and  The  Boeing
                  Company, as amended September 17, 1997.

10.14(12)         Lease  Termination  Amendment #2 to ARGOSystems  Lease,  dated
                  November 22, 1997.

13.1 Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1997.

23.1              Consent of Grant Thornton LLP,  independent  certified  public
                  accountants  (see  page  II-9  of  the  amended   Registration
                  Statement)

23.2              Intentionally left blank.

23.3              Consent of Grover T.  Wickersham,  P.C.  (included  in Exhibit
                  5.1, above).

25                Power   of   Attorney   (included   on   page   II-7   of  the
                  originally-filed Registration Statement)

--------------
(1) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988.

(2) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed September 1, 1989 (No. 33-30855).

(3) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989.

(4) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988. Confidential treatment granted as to portions of this agreement.

(5) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed on January 21, 1993 (No. 33-57280).

(6) Managerial contract or compensatory plan or arrangement in which the Company's directors or officers participate.

(7) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(8) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed on December 26, 1996 (No. 33-18837).

(9) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

(10) Confidential treatment has been requested as to portions of this Agreement.

(11) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(12) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.